

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Lisa Nelson
Chief Executive Officer
CBD Life Sciences Inc.
10953 N. Frank Lloyd Wright Boulevard Suite 108
Scottsdale, AZ 85259

> **Re: CBD Life Sciences Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 2, 2024**
> **File No. 024-12430**

Dear Lisa Nelson:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. Please revise the cover page to state that the terms of the offering, including the offering price, were determined arbitrarily, as you have done on page 12.

2. We note that this offering is being conducted on a best-efforts basis. If true, please disclose that no funds will be placed in an escrow account during the offering period, as stated on page 15.

Offering Circular Summary
Our Company, page 2

3. Please revise the Summary to provide a balanced view of the company and its business operations. For instance, please state that the company's current cash position of approximately $5,000 is not adequate for the company to maintain its present level of operations through the remainder of 2024, and that you must obtain additional capital from third parties in order to implement your business plans and to remain in business as

you have stated on page 24.

Risk Factors

We currently depend on the efforts of Chief Executive Officer..., page 5

4.   We note your statement on page 5 that you have not entered into an employment agreement with Mrs. Nelson. However, you also state on page 28 that Mrs. Nelson entered into an employment agreement with the company for a term of five years. Please reconcile.

Transferability of the Offered Shares, page 17

5.   We note your disclosure that the Offered Shares will be "freely transferrable, subject to any restrictions imposed by applicable securities laws or regulations." Please provide a summary of the applicable laws and regulations that may impact the transferability of the Offered Shares.

Our Business, page 20

6.   You state that you recently began developing and manufacturing your own CBD products and that your primary focus is to continue to develop and market such products as well as continuing to act as a retailer of products of other suppliers and manufacturers. Please describe the type of products you sell on behalf of other suppliers and manufacturers and discuss how much of your business is composed of acting as a retailer of products by third parties.

Our Products, page 20

7.   You state that your products' CBD ingredients are derived from hemp through a "specialized extraction process". Please clarify if you conduct this process in-house or through a third party and explain your use of the term "specialized" in this context.

Suppliers, page 21

8.   You state that your vendors have represented to you that their manufacturing facilities follow FDA required guidelines and regulation. Please discuss the supplies these vendors are supplying you. Further, you state on page 6 that you are dependent upon suppliers and have entered into agreements with certain suppliers and manufacturers. If material, please discuss the terms of such agreements and file them as exhibits, or otherwise advise.

Employees, page 22

9.   You state that Lisa Nelson, your chief executive officer, president, chief financial officer, treasurer, and director only devotes between 60% to 80% of her time to the business and Brianna Nelson, your chief marketer, only devotes 80% of her time. Please include a risk factor, where appropriate, noting that your officers are not exclusively employed by or

focused on the operation of the business. Further, we note that on page 25 you list Brianna Nelson as the chief product developer and director and you list Matthew McGee as your chief marketing officer. Please reconcile.

Regulation with Respect to CBD, page 22

10. Please revise this section to include a more detailed description of the regulatory landscape applicable to the company, its operations and its products. Further, please list any licenses or permits businesses in your industry need in order to conduct operations, if any.

Directors and Executive Officers, page 25

11. We note your table identifying your executive management. Please also include a column indicating the approximate hours per week for each part-time employee as required by Item 10(a) of Form 1-A (Part II).

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan, Esq.